UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

GRAPHIC PACKAGING HOLDING COMPANY

(Name of Issuer)

Common Stock, par value of $0.01 per share

(Title of Class of Securities)

388689 101

(CUSIP Number)

Jeffrey H. Coors and John K. Coors, Co-Chairmen

Adolph Coors Company LLC

2120 Carey Avenue, Suite 412

Cheyenne, Wyoming 82001

with a copy to:

Natalie K. Winegar, Legal Counsel

Adolph Coors Company LLC

2120 Carey Avenue, Suite 412

Cheyenne, Wyoming 82001

(307) 635-0710

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 388 689 101

1	Names of Reporting Persons: Adolph Coors Company LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): 00

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Wyoming, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: -0-

	8	Shared Voting Power: 31,381,813

	9	Sole Dispositive Power: -0-

	10	Shared Dispositive Power: 31,381,813

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,381,813 (See Items 3 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 9.01% (1)

14	Type of Reporting Person (See Instructions): 00

(1)                                 This calculation is based on 348,110,890 shares of Issuer Common Stock outstanding as of May 29, 2013 as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on June 3, 2013.

CUSIP No. 388 689 101

1	Names of Reporting Persons: Adolph Coors, Jr. Trust dated September 12, 1969

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): 00

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Wyoming, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,658,388

	8	Shared Voting Power: -0-

	9	Sole Dispositive Power: 1,658,388

	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,658,388 (See Items 3 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): Less than 1% (1)

14	Type of Reporting Person (See Instructions): 00 (2)

(1)                                 This calculation is based on 348,110,890 shares of Issuer Common Stock outstanding as of May 29, 2013 as reported in the Prospectus Supplement filed by the Issuer with the Commission on June 3, 2013.

(2)                                 The Reporting Person is a trust administered under the laws of the State of Wyoming.

CUSIP No. 388 689 101

1	Names of Reporting Persons: Augusta Coors Collbran Trust dated July 5, 1946 (as further amended)

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): 00

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Wyoming, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 601,373

	8	Shared Voting Power: -0-

	9	Sole Dispositive Power: 601,373

	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 601,373 (See Items 3 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): Less than 1% (1)

14	Type of Reporting Person (See Instructions): 00 (2)

(1)                                 This calculation is based on 348,110,890 shares of Issuer Common Stock outstanding as of May 29, 2013 as reported in the Prospectus Supplement filed by the Issuer with the Commission on June 3, 2013.

(2)                                 The Reporting Person is a trust administered under the laws of the State of Wyoming.

CUSIP No. 388 689 101

1	Names of Reporting Persons: Bertha Coors Munroe Trust B dated July 5, 1946 (as further amended)

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): 00

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Wyoming, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 675,491

	8	Shared Voting Power: -0-

	9	Sole Dispositive Power: 675,491

	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 675,491 (See Items 3 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): Less than 1% (1)

14	Type of Reporting Person (See Instructions): 00 (2)

(1)                                 This calculation is based on 348,110,890 shares of Issuer Common Stock outstanding as of May 29, 2013 as reported in the Prospectus Supplement filed by the Issuer with the Commission on June 3, 2013.

(2)                                 The Reporting Person is a trust administered under the laws of the State of Wyoming.

CUSIP No. 388 689 101

1	Names of Reporting Persons: Herman F. Coors Trust dated July 5, 1946 (as further amended)

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): 00

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Wyoming, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 849,923

	8	Shared Voting Power: -0-

	9	Sole Dispositive Power: 849,923

	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 849,923 (See Items 3 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): Less than 1% (1)

14	Type of Reporting Person (See Instructions): 00 (2)

(1)                                 This calculation is based on 348,110,890 shares of Issuer Common Stock outstanding as of May 29, 2013 as reported in the Prospectus Supplement filed by the Issuer with the Commission on June 3, 2013.

(2)                                 The Reporting Person is a trust administered under the laws of the State of Wyoming.

CUSIP No. 388 689 101

1	Names of Reporting Persons: Louise Coors Porter Trust dated July 5, 1946 (as further amended)

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): 00

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Wyoming, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 545,028

	8	Shared Voting Power: -0-

	9	Sole Dispositive Power: 545,028

	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 545,028 (See Items 3 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): Less than 1% (1)

14	Type of Reporting Person (See Instructions): 00 (2)

(1)                                 This calculation is based on 348,110,890 shares of Issuer Common Stock outstanding as of May 29, 2013 as reported in the Prospectus Supplement filed by the Issuer with the Commission on June 3, 2013.

(2)                                 The Reporting Person is a trust administered under the laws of the State of Wyoming.

CUSIP No. 388 689 101

1	Names of Reporting Persons: Grover C. Coors Trust dated August 7, 1952

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): 00

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Wyoming, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 26,028,947

	8	Shared Voting Power: -0-

	9	Sole Dispositive Power: 26,028,947

	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,028,947 (See Items 3 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 7.48% (1)

14	Type of Reporting Person (See Instructions): 00 (2)

(1)                                 This calculation is based on 348,110,890 shares of Issuer Common Stock outstanding as of May 29, 2013 as reported in the Prospectus Supplement filed by the Issuer with the Commission on June 3, 2013.

(2)                                 The Reporting Person is a trust administered under the laws of the State of Wyoming.

CUSIP No. 388 689 101

1	Names of Reporting Persons: May Kistler Coors Trust dated September 24, 1965

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): 00

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Wyoming, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,022,663

	8	Shared Voting Power: -0-

	9	Sole Dispositive Power: 1,022,663

	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,022,663 (See Items 3 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): Less than 1% (1)

14	Type of Reporting Person (See Instructions): 00 (2)

(1)                                 This calculation is based on 348,110,890 shares of Issuer Common Stock outstanding as of May 29, 2013 as reported in the Prospectus Supplement filed by the Issuer with the Commission on June 3, 2013.

(2)                                 The Reporting Person is a trust administered under the laws of the State of Wyoming.

CUSIP No. 388 689 101

1	Names of Reporting Persons: Adolph Coors Foundation

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): 00

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Colorado, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 400,514

	8	Shared Voting Power: -0-

	9	Sole Dispositive Power: 400,514

	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 400,514 (See Items 3 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): Less than 1% (1)

14	Type of Reporting Person (See Instructions): 00 (2)

(1)                                 This calculation is based on 348,110,890 shares of Issuer Common Stock outstanding as of May 29, 2013 as reported in the Prospectus Supplement filed by the Issuer with the Commission on June 3, 2013.

(2)                                 The Reporting Person is a private charitable foundation.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on March 20, 2008, as amended and supplemented by Amendment No. 1 filed on January 10, 2013 and Amendment No. 2 filed on April 4, 2013 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”), by Adolph Coors Company LLC, a Wyoming limited liability company (the “LLC”); the Adolph Coors, Jr. Trust dated September 12, 1969 (the “Adolph Coors Jr. Trust”), the Augusta Coors Collbran Trust dated July 5, 1946 (as further amended) (the “Augusta Coors Collbran Trust”), the Bertha Coors Munroe Trust B dated July 5, 1946 (as further amended) (the “Bertha Coors Munroe Trust”), the Herman F. Coors Trust dated July 5, 1946 (as further amended) (the “Herman F. Coors Trust”), the Louise Coors Porter Trust dated July 5, 1946 (as further amended) (the “Louise Coors Porter Trust”), the Grover C. Coors Trust dated August 7, 1952 (the “Grover C. Coors Trust”), the May Kistler Coors Trust dated September 24, 1965 (the “May Kistler Coors Trust” and collectively with the Adolph Coors, Jr. Trust, the Augusta Coors Collbran Trust, the Bertha Coors Munroe Trust, the Herman F. Coors Trust, the Louise Coors Porter Trust, the Grover C. Coors Trust and the May Kistler Coors Trust, the “Coors Family Trusts”); and the Adolph Coors Foundation, a Colorado nonprofit corporation (“Foundation”), relates to the beneficial ownership of the shares of common stock, $0.01 par value per share (the “Issuer Common Stock”) of Graphic Packaging Holding Company, Inc., a Delaware corporation (the “Issuer”).

This Amendment is being filed on behalf of the reporting persons (the “Reporting Persons”) identified on the cover pages of this Amendment. Information in respect of each Reporting Person is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.                   Identity and Background.

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

“The LLC was formed for the purpose of acting as the trustee of the Coors Family Trusts. All Coors Family Trusts were formed to hold assets and investments for their beneficiaries. The Foundation is a private charitable organization.  The LLC’s address and the addresses of each of the Coors Family Trusts is 2120 Carey Avenue, Suite 412, Cheyenne, Wyoming 82001. The Foundation’s address is 4100 East Mississippi Avenue, Suite 1850, Denver, Colorado 80246. The LLC, the Coors Family Trusts and the Foundation are referred to herein as the “Reporting Persons.”

The agreement among the Reporting Persons relating to the joint filing of this Amendment is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The 16 directors of the LLC and each member of the trust committees of the directors of the LLC established for each Coors Family Trust are named on Schedule I attached hereto and incorporated herein by this reference. Schedule I sets forth the following information as to each such person:

(i)	name;
(ii)	residence or business address;
(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv)	citizenship.

During the last five years, to the best of the Reporting Persons’ knowledge, no person named on Schedule I attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 4.                   Purpose of Transaction

This Amendment amends Item 4 of the Original Schedule 13D by inserting the following information:

“Pursuant to an Underwriting Agreement, dated May 30, 2013 (the “May 2013 Underwriting Agreement”), which is attached hereto as Exhibit 6, among the Issuer and the Selling Stockholders named therein (collectively, the “May 2013 Selling Stockholders”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., as underwriters (the “May 2013 Underwriters”), on June 5, 2013, each of the Coors Family Trusts sold the number of shares of Issuer Common Stock next to their name to the May 2013 Underwriters at a purchase price of $7.73 per share of Issuer Common Stock in a registered offering (the “May 2013 Registered Offering”):

Reporting Person	Shares of Issuer Common Stock Sold on June 5, 2013
Adolph Coors Jr. Trust	184,538
Augusta Coors Collbran Trust	66,918
Bertha Coors Munroe Trust	75,166
Grover C. Coors Trust	2,896,393
Herman F. Coors Trust	94,576
Louise Coors Porter Trust	60,649
May Kistler Coors Trust	113,798

Pursuant to the May 2013 Underwriting Agreement, the Coors Family Trusts agreed with the May 2013 Underwriters, not to offer or sell, dispose of or hedge, directly or indirectly, any Issuer Common Stock without the permission of the May 2013 Underwriters for a period of 45 days from May 30, 2013, subject to certain exceptions and automatic extension in certain circumstances.

The foregoing description of the May 2013 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the May 2013 Underwriting Agreement, which is attached hereto as Exhibit 6 and incorporated herein by reference.

Except as described in this Item 4 and Item 6 of this Amendment which are incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.”

Item 5.                   Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a) and (b)  The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

The following disclosure assumes that there are 348,110,890 shares of Issuer Common Stock outstanding as of May 29, 2013, which figure is based on information set forth in the Prospectus Supplement filed by the Issuer with the Commission on June 3, 2013.

In the aggregate on June 6, 2013, the Coors Family Trusts owned 31,381,813 shares of Issuer Common Stock directly or approximately 9.0% of the outstanding shares of the Issuer.  The LLC as legal trustee of the Coors Family Trusts may be deemed to be the indirect beneficial owner of these shares and for the reasons set forth in detail in Item 6 below and the persons identified on Schedule I attached hereto may also be deemed to be indirect beneficial owners of the shares.  The Foundation owns 400,514 shares of the Issuer’s Common Stock or less than 1% of the outstanding shares of the Issuer.

The Reporting Persons disclaim beneficial ownership of any shares of Issuer Common Stock held by any other stockholders of the Issuer party to the Registration Rights Agreement.

(c)           Except as set forth in this Item 5(c) and Item 4, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Issuer Common Stock.

(d)           Other than the Reporting Persons, subject to the discussion in Item 6 below, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Issuer Common Stock referred to in this Item 5.

(e)           Not applicable.”

Item 6.                                                          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as set forth below:

“Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.  The following, however, describes certain relationships between and among the LLC, the Coors Family Trusts and the Foundation and the individuals identified on Schedule 1 hereto:

Issuer Common Stock held by each of the Coors Family Trusts and the Foundation is summarized as follows:

Identity	Number of Shares Owned Directly	Percentage of Outstanding (1)
Adolph Coors Jr. Trust	1,658,388	*
Augusta Coors Collbran Trust	601,373	*
Bertha Coors Munroe Trust	675,491	*
Grover C. Coors Trust	26,028,947	7.48%
Herman F. Coors Trust	849,923	*
Louise Coors Porter Trust	545,028	*
May Kistler Coors Trust	1,022,663	*
Adolph Coors Foundation	400,514	*

*                                                 Less than one percent.

(1)                                         Based on 348,110,890 shares of Issuer Common Stock outstanding as of May 29, 2013, which figure is based on information set forth in the Prospectus Supplement filed by the Issuer with the Commission on June 3, 2013.

As of June 30, 2006, the LLC became the legal trustee of the Coors Family Trusts.  Most of the individuals set forth in Schedule 1 attached hereto were the former trustees of one or more of the Coors Family Trusts, are all lineal descendants of Adolph Coors and serve as members of the board of directors (the “Directors”) of the LLC. The Coors Family Trusts are the members of the LLC.

Each of the Coors Family Trusts is administered and managed by a trust committee consisting of three to five Directors whose actions and decisions are final and binding, and constitute the actions and decisions of all Directors as if the Directors had so acted or decided, except that the Directors have the limited power and authority to act or decide for a trust committee only if:

(i)                                     the trust committee is unable to act or decide and makes a formal appeal to the Directors to resolve the matter, of if the matter involves a legally required act or decision, no formal appeal is necessary for the Directors to so act or decide when the trust committee is unable to do so; and

(ii)                                  the act or decision of a trust committee with respect to investment of an individual trust’s assets is in conflict with the investment strategy and best interests of the Coors Family Trusts as a whole as reflected in the investment strategy of the other trust committees.”

Item 7.   Material To Be Filed as Exhibits.

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

Exhibit No.	Description of Exhibit
1

Joint Filing Agreement, dated June 7, 2013, among Adolph Coors Company LLC, the Adolph Coors, Jr. Trust, the Augusta Coors Collbran Trust, the Bertha Coors Munroe Trust B, the Herman F. Coors Trust, the Louise Coors Porter Trust, the Grover C. Coors Trust, the May Kistler Coors Trust, and the Adolph Coors Foundation.

2

Transaction Agreement and Agreement and Plan of Merger, dated as of July 9, 2007, among Graphic Packaging Corporation, Bluegrass Container Holdings, LLC, TPG Bluegrass IV — AIV 1, L.P., TPG Bluegrass IV — AIV 2 L.P., TPG Bluegrass V — AIV 1, L.P., TPG Bluegrass V — AIV 2 L.P., TPG FOF V — A, L.P., TPG FOF V — B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc., Field Holdings, Inc., BCH Management, LLC, Graphic Packaging Holding Company (f/k/a New Giant Corporation) and Giant Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Graphic Packaging Corporation’s Current Report on Form 8-K filed with the Commission on July 11, 2007, and hereby incorporated herein by reference).

3

Registration Rights Agreement, dated as of July 9, 2007, Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A. Field Holdings, Inc., TPG Bluegrass IV — AIV 1, L.P., TPG Bluegrass IV — AIV 2 L.P., TPG Bluegrass V — AIV 1, L.P., TPG Bluegrass V — AIV 2 L.P., TPG FOF V — A, L.P., TPG FOF V — B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc. and certain other stockholders (incorporated by reference to Exhibit 4.3 to Graphic Packaging Corporation’s Current Report on Form 8-K filed with the Commission on July 11, 2007, and hereby incorporated herein by reference).

4

Underwriting Agreement, dated December 12, 2012, among Graphic Packaging Holding Company, the Selling Stockholders named in Schedule B thereto and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed with the Commission on December 18, 2012).

5

Underwriting Agreement, dated March 21, 2013, among Graphic Packaging Holding Company, the Selling Stockholders named in Schedule B thereto and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed March 27, 2013).

6

Underwriting Agreement, dated May 30, 2013, among Graphic Packaging Holding Company, the Selling Stockholders named in Schedule I thereto and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., as underwriters (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed June 5, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2013	ADOLPH COORS COMPANY LLC

	By:	/s/ Jeffrey H. Coors
Jeffrey H. Coors, Director

Date: June 7, 2013	ADOLPH COORS JR. TRUST
AUGUSTA COORS COLLBRAN TRUST
BERTHA COORS MUNROE TRUST B
HERMAN F. COORS TRUST
LOUISE COORS PORTER TRUST
GROVER C. COORS TRUST
MAY KISTLER COORS TRUST

By: Adolph Coors Company LLC, Trustee

	By:	/s/ Jeffrey H. Coors
Jeffrey H. Coors, Director

Date: June 7, 2013	ADOLPH COORS FOUNDATION

	By:	/s/ Jeffrey H. Coors
Jeffrey H. Coors, Trustee and Treasurer

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
1

Joint Filing Agreement, dated June 7, 2013, among Adolph Coors Company LLC, the Adolph Coors Jr. Trust, the Augusta Coors Collbran Trust, the Bertha Coors Munroe Trust B, the Herman F. Coors Trust, the Louise Coors Porter Trust, the Grover C. Coors Trust, the May Kistler Coors Trust, and the Adolph Coors Foundation.

2

Transaction Agreement and Agreement and Plan of Merger, dated as of July 9, 2007, among Graphic Packaging Corporation, Bluegrass Container Holdings, LLC, TPG Bluegrass IV — AIV 1, L.P., TPG Bluegrass IV — AIV 2 L.P., TPG Bluegrass V — AIV 1, L.P., TPG Bluegrass V — AIV 2 L.P., TPG FOF V — A, L.P., TPG FOF V — B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc., Field Holdings, Inc., BCH Management, LLC, Graphic Packaging Holding Company (f/k/a New Giant Corporation) and Giant Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Graphic Packaging Corporation’s Current Report on Form 8-K filed with the Commission on July 11, 2007, and hereby incorporated herein by reference).

3

Registration Rights Agreement, dated as of July 9, 2007, Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A. Field Holdings, Inc., TPG Bluegrass IV — AIV 1, L.P., TPG Bluegrass IV — AIV 2 L.P., TPG Bluegrass V — AIV 1, L.P., TPG Bluegrass V — AIV 2 L.P., TPG FOF V — A, L.P., TPG FOF V — B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc. and certain other stockholders (incorporated by reference to Exhibit 4.3 to Graphic Packaging Corporation’s Current Report on Form 8-K filed with the Commission on July 11, 2007, and hereby incorporated herein by reference).

4

Underwriting Agreement, dated December 12, 2012, among Graphic Packaging Holding Company, the Selling Stockholders named in Schedule B thereto and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed with the Commission on December 18, 2012).

5

Underwriting Agreement, dated March 21, 2013, among Graphic Packaging Holding Company, the Selling Stockholders named in Schedule B thereto and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed March 27, 2013).

6

Underwriting Agreement, dated May 30, 2013, among Graphic Packaging Holding Company, the Selling Stockholders named in Schedule I thereto and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., as underwriters (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed June 5, 2013).

Schedule I

Adolph Coors Company LLC

Board of Directors Information for Schedule 13D/A Filing

Name*	Principal Occupation	Business Name, Address and Principal Business (Unless Noted Otherwise)

Joseph Coors, Jr.	Retired (Oct. 31, 2000)	Home:
2981 Kendrick Street
Golden, CO 80401

Jeffrey H. Coors	Chairman	Fiskeby Holdings US LLC c/o 9th Street Capital 700 — 12th Street, Suite 200
Golden, CO 80401 (paperboard packaging)

Peter H. Coors	Vice Chairman of the Board	Molson Coors Brewing Company 311 — 10th Street
Golden, CO 80401 (beverage brewing)

John K. Coors	Chairman, President & CEO	CoorsTek, Inc. 16000 Table Mountain Parkway
Golden, CO 80403 (advanced materials technology)

Wm. Grover Coors, Ph.D.	Chief Scientist	CoorsTek, Inc. 600 — 9th Street
Golden, CO 80401 (advanced materials technology)

J. Bradford Coors	President	C5 Medical Werks 2451 Riverside Parkway Grand Junction, CO 81505 (medical components manufacturing)

Melissa Coors Osborn	Senior Organization Development Manager	Molson Coors Brewing Company 311 — 10th Street Golden, CO 80401 (beverage brewing)

*              Each named person is a citizen of the United States of America.

Name*	Principal Occupation	Business Name, Address and Principal Business (Unless Noted Otherwise)

Christien Coors Ficeli	Manager	GEI Investments LLC 16000 Table Mountain Parkway Golden, CO 80403 (private equity investments)

Douglas M. Coors	Executive Vice President	CoorsTek, Inc. 16000 Table Mountain Parkway Golden, CO 80403 (advanced materials technology)

Peter Joseph Coors	Trade and Consumer Quality Manager	MillerCoors LLC 17735 West 32nd Avenue Golden, CO 80401 (beverage brewing)

Timothy I. Coors	General Manager	CoorsTek, Inc. — Connecticut 10 Airport Park Road East Granby, CT 06026 (advanced materials technology)

Jonathan Coors	General Manager	CoorsTek — Vista 2065 Thibodo Road Vista, CA 92081 (advanced materials technology)

Darden K. Coors	Assistant General Counsel	CoorsTek, Inc. 16000 Table Mountain Parkway Golden, CO 80403 (advanced materials technology)

Michael Coors	Chief Executive Officer/Manager	Outlast Technologies LLC 5480 Valmont Road Boulder, CO 80301 (advanced textiles technology)

David S. Coors	Third Shift Associate Brand Manager	MillerCoors LLC 250 South Wacker Drive, #250 Chicago, IL 60606 (beverage brewing)

Heidi Coors Robbins	Senior Business Analyst	GEI Investments LLC/9th Street Investments LLC 16000 Table Mountain Parkway Golden, CO 80403 (private equity and venture capital investments)

*              Each named person is a citizen of the United States of America.